12014231

S
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC

SEC FILE NUMBER
8- 68539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/1/2010** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financial Products, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1140 Broadway, Ste 1606
(No. and Street)

New York	**NY**	**10001**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Horacek **646 520 2323**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Ste 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Peter Horacek**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Financial Products, LLC, as

of **December 31**, 20 **11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN E. HORACEK
Notary Public, State of New York
No. 01HO6046998
Qualified in Nassau County
Commission Expires August 21, 2014

Peter Horacek
Signature

President
Title

Susan E. Horacek
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL PRODUCTS LLC

Statement of Financial Condition
December 31, 2011

FINANCIAL PRODUCTS LLC

December 31, 2011

TABLE OF CONTENTS

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Financial Products LLC
New York, NY

We have audited the accompanying statement of financial condition of Financial Products LLC, (the "Company") as of December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Financial Products LLC at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Malone Bailey LLP

New York, New York
February 28, 2012

10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com

NEXIA INTERNATIONAL

Registered Public Company Accounting Oversight Board · AICPA

FINANCIAL PRODUCTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$152,771
Accounts receivable	17,721
Equipment and leasehold improvements, net of accumulated depreciation of $10,554 (Notes 2e and 3)	27,451
Other assets	16,485
Total assets	$214,428

LIABILITIES AND CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 74,542
Total liabilities	74,542
Commitments and Contingencies (Note 4)	
Capital (Note 5)	139,886
Total liabilities and capital	$214,428

The accompanying notes are an integral part of this statement

FINANCIAL PRODUCTS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

Note 1- Nature of Business

Financial Products LLC (The "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The company acts as a wholesaler and markets/distributes securities to other broker dealers.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
The Company recognizes revenue from the sales of the financial products when earned.

b) ***Cash and Cash Equivalents***
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided.

c) ***Income Taxes***

Income taxes are not payable by, or provided for, the Company. Members taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable. As of December 31, 2011, the Company had an accrual of $18,000 for unincorporated business tax.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e) ***Property and Equipment***
Property and equipment are depreciated on the straight-line method over an estimated useful life of five years.

Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the length of the lease.

Note 2 Summary of Significant Accounting Policies (continued)

f) ***Subsequent Events***
The Company has evaluated events and transactions that occurred between December 31, 2011 and February 28 , 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

g) ***Accounts Receivable***
Accounts receivable represent valid claims against customers and are recognized when services are rendered. We extend credit terms to certain customers based on historical dealings and to other customers after review of various credit indicators, including the customer's credit rating. Outstanding customer receivable balances are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts are recorded based upon management's estimate of collectability at the time of their review. Accounts receivable are written off when the account is deemed uncollectible.

Note 3- Furniture, Equipment and Leasehold Improvements

Major classifications of property and equipment, as of December 31, 2011 are summarized as follows:

Furniture and Equipment	$26,449
Leasehold Improvements	11,556
	38,005
Less: Accumulated depreciation	(10,554)
	$27,451

Note 4- Commitments and Contingencies

Office Lease
The Company leases office space pursuant to a lease agreement expiring October 31, 2013. Rental payments plus escalation for real estate taxes, are payable monthly. The Company's minimum rental commitments over the next two years are as follows:

Year	Amount
2012	$36,807
2013	$31,436

Note 5- **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011, the Company's net capital of $95,950 was $90,950 in excess of its required net capital of $5,000. The Company's net capital ratio was 77.69%.